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PRESS RELEASE

          ILLINOIS TOOL WORKS COMMENCES $16.50 CASH TENDER FOR TRIDENT

     Glenview, IL -- January 13, 1999. Illinois Tool Works Inc. (NYSE: ITW) announced that it has commenced, through its wholly owned subsidiary, ITW Acquisition Inc., a tender offer for all of the outstanding shares of common stock of Trident International, Inc. (NASDAQ: TRDT) at a price of $16.50 per share, net to the seller in cash, without interest thereon. The Board of Directors of Trident has unanimously approved the offer and recommended that Trident stockholders tender their shares pursuant to the offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, February 10, 1999, unless the offer is extended. The offer is conditioned upon, among other things, ITW acquiring at least a majority of the outstanding Trident shares on a fully diluted basis and the ending of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     The tender offer is pursuant to the previously announced merger agreement between ITW and Trident. In the merger to occur following the consummation of the tender offer, each share of Trident common stock which is outstanding and not purchased in the tender offer will be converted into the right to receive $16.50 in cash.

     The offer is made only by the Offer to Purchase and the related Letter of Transmittal which are being mailed to Trident stockholders. Copies of the documents may also be obtained from MacKenzie Partners, Inc. (1-800-322-2885) who is the Information Agent for the offer.

     Trident designs, manufactures and markets proprietary impulse ink jet technology to industrial original equipment manufacturers worldwide. Trident's product line includes patented impulse ink jet printheads, ink delivery systems, a range of inks and electronic interface circuits.

     ITW is a multinational manufacturer of highly engineered components and industrial systems. The company has approximately 365 operations in 34 countries and 25,700 employees.